Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130857
PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006
(To Prospectus Filed March 7, 2006)
3.9375% Convertible Senior Debentures Due 2015
5,105,061 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
The table included in the section captioned “Selling Security Holders” commencing on page 23 of the prospectus is hereby amended to reflect the following new amount of debentures, and common stock issuable upon conversion of the debentures, for the selling security holder named below:

No. of
Shares of
				No. of Shares		Common
	Amount of	% of	Amount of	of Common	No. of Shares	Stock
	Debentures	Debentures	Debentures	Stock	of Common	Owned
	Beneficially	Beneficially	Being Offered	Beneficially	Stock Being	After
Name of Selling Stockholder	Owned ($)	Owned	($)(a)	Owned(b)(c)	Offered(a)(c)	Offering(a)

CNH CA Master Account, L.P.(1)	25,750,000	14.93%	25,750,000	762,059	762,059	0

(a)	Because each selling security holder may sell pursuant to this prospectus all or a portion of the offered debentures, and common stock issuable upon conversion of the debentures, we cannot know or estimate number or percentage of debentures and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 64 of the prospectus. The information presented assumes that all of the selling security holders will fully convert the debentures for cash and shares of our common stock, and that the selling security holders will sell all shares of our common stock that they receive pursuant to such conversion.

(b)	Includes shares of our common stock issuable upon conversion of the debentures.

(c)	The number of shares of our common stock issuable upon conversion of the debentures is calculated assuming (i) the debentures are worth $345,000,000 at the time of conversion, with the

$172,500,000 principal amount paid in cash and the remaining $172,500,000 paid in shares of our common stock, and (ii) the conversion of the full amount of debentures held by the selling security holders at the initial conversion price of $33.79, which corresponds to the initial conversion rate of 29.5972 shares per $1,000 principal amount of the debentures. The number of shares of our common stock to be offered using this prospectus may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the debentures. Instead, we will pay cash in lieu of fractional shares, if any.

(1)	CNH Partners, LLC is the investment advisor of CNH CA Master Account, L.P., and has voting and investment power over the securities held by that selling security holder. The investment principals of CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.
The amended table is based solely on the most current information provided to us by the selling security holder named above. This selling security holder has not, within the past three years, held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates.